Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	26 Weeks Ended
	Decmeber 27,	Fiscal Year
(dollars in thousands)	2008	June 28, 2008	June 30, 2007(1)	July 1, 2006(1)(2)	July 2, 2005(1)	July 3, 2004(1)(3)

Earnings before income taxes	$879,842	$1,791,338	$1,621,215	$1,394,946	$1,525,436	$1,475,144
Add: Fixed charges	65,698	142,175	132,498	137,126	102,494	99,086
Subtract: Capitalized interest	888	6,805	3,955	2,853	4,316	7,495

Total	$944,652	$1,926,708	$1,749,758	$1,529,219	$1,623,614	$1,566,735

Fixed Charges:
Interest expense	$54,810	$111,541	$105,002	$109,100	$75,000	$69,880
Capitalized interest	888	6,805	3,955	2,853	4,316	7,495
Rent expense interest factor	10,000	23,829	23,541	25,173	23,178	21,711

Total	$65,698	$142,175	$132,498	$137,126	$102,494	$99,086

Ratio of earnings to fixed charges	14.4	13.6	13.2	11.2	15.8	15.8

(1)	The ratios shown in this table are not comparable to ratios disclosed in previous filings with the Securities and Exchange Commission due to a change in our method of estimating the interest portion of rents, one of the inputs used in deriving the ratio of earnings to fixed charges.

(2)	We adopted the provisions of SFAS 123(R), “Share-Based Payment” effective at the beginning of fiscal 2006. As a result, the results of operations include incremental share-based compensation cost over what would have been recorded had we continued to account for share-based compensation under APB No. 25, “Accounting for Stock Issued to Employees.”

(3)	The fiscal year ended July 3, 2004 was a 53-week year.